Exhibit 4.24

Settlement Agreement

Party A: Beijing REIT Technology Development Co., Ltd. (hereinafter referred to as: Beijing REIT)

Party B: Xinyi Traffic Investment Co., Ltd. (hereinafter referred to as: Xinyi Traffic)

Party C: REIT New Materials Xinyi Co., Ltd. (hereinafter referred to as the joint venture company)

REIT New Materials Xinyi Co., Ltd. (joint venture company) is a joint venture company established on July 14, 2015 by Beijing REIT Technology Development Co., Ltd. and Xinyi Transportation Investment Co., Ltd. Since its establishment, the joint venture has operated independently, and all parties have kept their promises together. Due to COVID-19 situation and the impact of the general economic environment, the shareholders have differences on the future business development. After friendly negotiation between the two parties, the following agreement was reached:

1. Beijing REIT Technology Development Co., Ltd. shall pay Xinyi Transportation Investment Co., Ltd. RMB 15 million for the equity repurchase, which will be used to repurchase 30% of REIT New Materials Xinyi Co., Ltd. held by Xinyi Transportation Investment Co., Ltd. equity;

2. Beijing REIT Technology Development Co., Ltd. should pay Xinyi City Transportation Investment Co., Ltd. income of RMB 4.5 million; Xinyi City Transportation Investment Co., Ltd. will no longer perform the relevant obligations of providing two berths and terminals, and will voluntarily reduce the income of RMB 1.5 million. The dispute between the two parties regarding the berth and terminal will be settled at one time.

3. The above-mentioned Beijing REIT Technology Development Co., Ltd. should pay a total of RMB 18 million for equity acquisition and income, which should be paid by Xinyi Transportation Investment Co., Ltd. RMB 4 million before April 19, 2022. On June 30, 2022 pay RMB 4 million a day ago, pay RMB 5 million before September 30, 2022, and pay the remaining RMB 5 million before December 31, 2022 (account number: 20332038100100000202801, account name: Xinyi Transportation Investment Co., Ltd., open an account Bank: Agricultural Development Bank of China Xinyi Sub-branch);

4. Before the above payment is paid, Beijing REIT Technology Development Co., Ltd. shall not transfer the equity of REIT New Materials Co., Ltd.; within 30 days after the payment is completed, it has the right to request Xinyi Traffic Investment Co., Ltd. to assist in the registration of changes in equity transfer procedures and related expenses shall be borne by Beijing REIT Technology Development Co., Ltd.; Xinyi Transportation Investment Co., Ltd. shall not bear the debts incurred by the third party REIT New Materials Xinyi Co., Ltd. due to construction, operation, capital contribution, etc. Or compensation for losses, have the right to claim compensation from Beijing REIT Technology Development Co., Ltd.

5. If Beijing REIT Technology Development Co., Ltd. fails to pay the full amount in any period and the payment is overdue for more than 10 days, Xinyi Transportation Investment Co., Ltd. has the right to apply for compulsory execution of the unpaid part of the total claim amount of RMB 19.5 million, and has the right to claim the loss of interest on delayed payment at four times the quoted interest rate on the loan market of the National Interbank Funding Center for the same period.

6. This agreement will take effect from the date of signature by the three parties.

7. The original of this agreement is in triplicate, each party holds one copy, all of which have the same legal effect.

Party A (Seal): Beijing REIT Technology Development Co., Ltd.

/stamp/ Beijing REIT Technology Development Co., Ltd.

Authorized Person (Signature):	/s/ Hengfang Li

Party B (Seal): Xinyi Traffic Investment Co., Ltd.

/stamp/ Xinyi Traffic Investment Co., Ltd.

Authorized Person (Signature):	/s/Yonghao Huang

Party C (Seal): REIT New Materials Xinyi Co., Ltd.

/stamp/ REIT New Materials Xinyi Co., Ltd.

Authorized Person (Signature):	/s/ Limin Xu